UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)

Federal-Mogul Holdings Corporation

(Name of Subject Company)

Federal-Mogul Holdings Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Michelle Epstein Taigman

Senior Vice President, General Counsel and Secretary

27300 West 11 Mile Road

Southfield, Michigan 48034

248-354-7063

With copies to:

Bruce A. Toth

Christina T. Roupas

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) originally filed by Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2016, relating to a tender offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares not already owned by the Offeror, at a purchase price of $10.00 per Share, (the “Offer Price”), net to the seller in cash, without interest, less any required withholding of taxes, upon the terms and subject to the conditions set forth in the related Offer to Purchase (the “Offer to Purchase”) and related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively, the “Offer”). The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and the Offeror with the SEC on September 26, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. The primary purpose of this Amendment is to reflect the increase in the Offer Price, as announced by the Offeror. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2.	IDENTITY AND BACKGROUND OF THE FILING PERSON

The first sentence of the first paragraph of “Item 2—Offer” is hereby amended and restated as follows:

“This Schedule 14D-9 relates to the tender offer by IEH FM Holdings, LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares not already owned by the Offeror, at a purchase price of $10.00 per Share, (the “Offer Price”), net to the seller in cash, without interest, and less any applicable tax withholding, and on the other terms and subject to the conditions specified in the related Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).”

In order to reflect the increase in the Offer Price from $9.25 per Share to $10.00 per Share, net to the seller in cash, without interest, and less any applicable tax withholding, all references in the Schedule 14D-9, as amended, to “$9.25 per Share” are hereby replaced, as appropriate, with “$10.00 per Share.”

The first sentence of the fourth paragraph of “Item 2—Offer” is hereby amended and restated as follows:

“The Offer is scheduled to expire at 12:00 midnight, New York City time on January 17, 2017 (one minute after 11:59 P.M., New York City Time, on January 17, 2017) (the “Expiration Date”). The Offer Price is the best and final Offer Price and no extension of the Expiration Date will be made.”

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The third paragraph and succeeding table of “Item 3—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity-Based Interests Held by Executive Officers and Directors” is hereby amended and restated as follows:

“The following table sets forth, as of December 31, 2016, the approximate cash consideration that each of the Company’s current executive officers and directors would be entitled to receive in respect of his outstanding Shares in connection with the consummation of the transactions contemplated by the Merger Agreement.

Name	Number of Shares	Cash Consideration for Shares ($)
Executive Officers
Daniel Ninivaggi
Co-Chairman, Co-Chief Executive Officer and Chief Executive Officer, Motorparts Segment	—	—
Rainer Jueckstock
Co-Chairman, Co-Chief Executive Officer and Chief Executive Officer, Powertrain Segment	36,137	361,370
Jerome Rouquet
Senior Vice President and Chief Financial Officer	—	—
Directors
SungHwan Cho	—	—
Thomas W. Elward	—	—
George Feldenkreis	34,738	343,780
J. Michael Laisure	—	—
Courtney R. Mather	—	—
Michael Nevin	—	—
Louis J. Pastor	—	—
Neil S. Subin	—	—

”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The following language is hereby added to the end of “Item 4—Background of the Merger”:

“From December 30, 2016 through January 1, 2017, there were several discussions among representatives of IEP, the Company’s management and members of the Special Committee and representatives of RLF and Houlihan Lokey regarding IEP’s potential willingness to increase the Offer Price to $10.00 per Share. On January 2, 2017, the Special Committee held a meeting at which all members of the Special Committee were present to discuss the possible increase in the Offer Price. Also present at the meeting by invitation of the Special Committee were representatives of RLF and, for portions of the meeting, members of the Company’s management, including Messrs. Ninivaggi, Jueckstock and Rouquet, and representatives of Houlihan Lokey. At the meeting, the Special Committee discussed the terms of the Merger Agreement and discussed with members of the Company’s management the Company’s operating results for the first eleven months of 2016 and expected future financial performance, including the negative impact of foreign currency exchange rates on such expected future financial performance. Following the departure of members of the Company’s management from the meeting, the Special Committee discussed with Houlihan Lokey the Company’s business and certain market perspectives. Following the departure of representatives of Houlihan Lokey from the meeting, the Special Committee determined that if such increase in Offer Price was to occur, it would not be necessary for the Special Committee to take further action with respect to the increase in Offer Price. Later on January 2, 2017, representatives of IEP informed representatives of the Special Committee that it would increase the Offer Price to $10.00 per Share, extend the Offer until midnight on January 17, 2017 and issue a press release the morning of January 3, 2017 indicating that the increased Offer Price represented IEP’s best and final offer and that no further extensions to the Offer will be made.”

ITEM 9.	EXHIBITS.

“Item 9—Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

Exhibit No.	Description

(a)(5)(xiii)	Press Release issued by Icahn Enterprises L.P. on January 3, 2017 (incorporated by reference to Exhibit (a)(5)(xix) to the Schedule TO/A of American Entertainment Properties Corp. and IEH FM Holdings LLC, filed with the SEC on January 3, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FEDERAL-MOGUL HOLDINGS CORPORATION

Dated: January 3, 2017	By:	/s/ Michelle Epstein Taigman
	Name:	Michelle Epstein Taigman
	Title:	Senior Vice President, General Counsel and Secretary